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August 25, 2015

M. Hughes Bates, Esq.
Special Counsel
Division of Corporation Finance
Office of Structural Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: **Banc of America Merrill Lynch Commercial Mortgage Inc.**
          Draft ABS Registration Statement on Form SF-3
          Submitted August 25, 2015
          CIK No. 1005007

Dear Mr. Bates:

We are counsel to Banc of America Merrill Lynch Commercial Mortgage Inc. (the "Registrant") under the above-captioned registration statement (the "Registration Statement"). We have reviewed the remaining staff comments provided to me by Mr. Hughes Bates by telephone on August 19, 2015. For your convenience, the comment is repeated in italics below, followed by the Registrant's response.

For your convenience, our summary of the Staff's comment is repeated in italics below, followed by the Registrant's response. References to page numbers in this submission are to the marked version.

1.   *We note that the deletion of "or trigger an Asset Review with respect to such Mortgage Loan" in the definition of Certificateholder on 223 of the form of prospectus and on page 18 of the form Pooling and Servicing Agreement. The deletion appears to have the effect of including the master servicer, the special servicer, the depositor any the mortgage loan seller or any affiliate of such party as part of the total interest in the pool for purposes of determining whether the requisite percentage of Certificateholders have*

called for a vote. The Asset Representations Reviewer shelf provision prohibits including interests held by affiliates of the sponsor or servicer in calculating the 5% of the total interest in the pool required to initiate a vote. Accordingly, please revise the definition of Certificateholder to clarify that for purposes of determining total interest in the pool in calculating the required percentage of Certificateholders to initiate a vote that the interest of sponsors or servicers or any affinities thereof are not included.

The Registrant has revised the Form SF-3 to address the comment.

2.   *We note that a form of Depositor Certification for Shelf Offerings has been included as an exhibit to the draft Form SF-3; please confirm that an executed certification will be filed for each transaction.*

The Registrant confirms that an executed certification for each transaction will be filed as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.

The Registrant hopes the Staff will find the above response and the enclosed submission responsive to its comments. Any questions concerning same may be directed to the undersigned at (704) 348-5149.

Sincerely,

Henry A. LaBrun

cc: Lulu Cheng, Esq.
       Leland F. Bunch, III
       W. Todd Stillerman, Esq.